UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On September 5, 2025, Vertical Aerospace Ltd. (the “Company”) entered into an Open Market Sale Agreementsm (the “Sales Agreement”) with Jefferies LLC (“Jefferies”), pursuant to which the Company may issue and sell its ordinary shares, par value $0.001 per share (the “Ordinary Shares”), having an aggregate offering price of up to $100,000,000, from time to time to or through Jefferies, acting as sales agent, in an “at the market” equity offering program (the “Offering Program”). The Ordinary Shares to be sold pursuant to the Sales Agreement, if any, will be issued pursuant to the Company’s registration statement on Form F-3 (File No. 333-287207) and related prospectus supplement to be filed on September 5, 2025 with the Securities and Exchange Commission.

Under the Sales Agreement, the Company will set the parameters for each sale of Ordinary Shares, including the total sales price of Ordinary Shares to be issued, the dates on which such sales are anticipated to be made and any minimum price below which sales may not be made. Subject to the terms and conditions of the Sales Agreement, Jefferies will use commercially reasonable efforts to sell the Ordinary Shares by methods deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company has no obligation to sell any of the Ordinary Shares, and Jefferies is not required to sell any specific number or dollar amount of the Ordinary Shares. The Company may instruct Jefferies not to sell the Ordinary Shares if the sales cannot be effected at or above the price designated by the Company from time to time and the Company may at any time suspend sales pursuant to the Sales Agreement. The Company will pay Jefferies a commission of up to 3.0% of the gross sales proceeds of any Ordinary Shares sold through Jefferies under the Sales Agreement. The Company made certain customary representations, warranties and covenants concerning the Company and its Ordinary Shares in the Sales Agreement and also provided Jefferies with customary indemnification and contribution rights. The offering of Ordinary Shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all Ordinary Shares subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein.

The foregoing description of the material terms of the Sales Agreement is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed as Exhibit 1.1 to this Report on Form 6-K.

The Company intends to use the net proceeds from any issuances through the Offering Program to fund its research and development expenses as the Company continues to develop its aircraft and expenditures in the expansion of its testing and certification capacities, as well as for general working capital and other general corporate purposes.

Walkers (Cayman) LLP, Cayman Islands counsel to the Company, has issued a legal opinion regarding the validity of the Ordinary Shares to be issued and sold pursuant to the Sales Agreement. A copy of the opinion, including the consent included therein, is filed as Exhibit 5.1 to this Report on Form 6-K.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of any offer to buy the securities discussed herein, nor shall there be any offer, solicitation or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibits 1.1, 5.1 and 23.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-287270) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information included in this Report on Form 6-K (excluding Exhibits 1.1, 5.1 and 23.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-284763) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Open Market Sale Agreement, dated September 5, 2025, by and between Vertical Aerospace Ltd. and Jefferies LLC
5.1	Opinion of Walkers (Cayman) LLP.
23.1	Consent of Walkers (Cayman) LLP. (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: September 5, 2025	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer